SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on December16, 2016

1. Date, Time and Venue: On December 16, 2016, at 11 a.m., at the Company’s headquarter, located at Avenida das Nações Unidas 8,501, 19th floor, Pinheiros, in the City of São Paulo, State of São Paulo.

2. Call Notice and Attendance: Call notice waived, due to the attendance of the totality of the members of the Company’s Board of Director, therefore, the instatement and approval quora were verified.

3. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The following resolutions were unanimously approved, without reservations, by all the directors in attendance:

4.1. To determine, pursuant to the approval of the Annual General Meeting of Shareholders of the Company held on April 25, 2016 (“AGM”), the payment, on December 22th, 2016, of the mandatory dividend declared on the AGM related to the fiscal year ended December 31st, 2015, on the total amount of R$17,681,776.72, corresponding to R$0,048116112760 per share, excluded the treasury shares, based on the shareholding position of (i) April 25, 2016, for shareholders holding shares traded on BM&F Bovespa S.A. (after floor is closed); and (ii) April 28, 2016 for shareholders holding ADRs traded on the NYSE.

4.2. Shareholders on the dates mentioned above, entitled to receive dividends and having a credit option registered with Itaú Unibanco S.A., Financial Institution Depositary of the Company’s shares, will have their dividends automatically credited on December 22th, 2016. Shareholders having no credit option registered with Itaú Unibanco S.A. shall, as of the date hereof, look for a branch of Itaú Unibanco S.A. to update their data (referred update being a requirement for the receipt of dividends), and the payment shall occur, on or after December 22th, 2016, within at least three business days from the date the record was updated. Dividends owed to the participant shareholders of the fiduciary custody services of BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros shall be credited on December 22th, 2016, pursuant to the data records kept by such institution.

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5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by those attending the meeting. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata de Carvalho Fidale

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 16, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer